jowell global LTD.

VIA EDGAR

August 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Mara Ransom

Re:	Jowell Global Ltd.
Registration Statement on Form F-3 File No. 333-264109

 Acceleration Request

Requested Date:	August 31, 2022
Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Beysolow and Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Jowell Global Ltd. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 830-5905 at FisherBroyles, LLP.

Very truly yours,

Jowell Global Ltd.

By:	/s/ Zhiwei Xu
Name:	Zhiwei Xu
Title:	Chief Executive Officer and Chairman of the Board of the Directors